650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 11, 2019

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Andri Carpenter

Bonnie Baynes

Re:	Denali Therapeutics Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 12, 2019

File No. 001-38311

Ladies and Gentlemen:

On behalf of our client, Denali Therapeutics Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated August 16, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Form 10-K for the fiscal year ended December 31, 2018 as filed by the Company on March 12, 2019 (the “Form 10-K”). In this letter, we have repeated the comments by the Staff contained in the Comment Letter in bold italics and have followed each comment with the Company’s response in ordinary type.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements

6. Collaboration Agreements, page 1

1.

Please refer to your responses to prior comments 1 and 2. With respect to the Sanofi agreement’s $600 million of clinical and regulatory milestones for CNS product and $495 million of clinical, regulatory and commercial milestones for peripheral product, and the Takeda agreement’s $707.5 million clinical and regulatory milestones, we believe additional disclosure would improve information regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts. Refer to ASC 606-10-50-1. Provide us proposed disclosure to be included in future filings that further disaggregates these aggregate amounts. Given the differences in the nature, timing, and uncertainty between clinical, regulatory and commercial milestones, we believe that separate amounts should be provided for those categories for each aggregate amount. Further, qualitative disclosure should be provided by category for each aggregate amount that qualitatively explains the milestones within the category to capture the extent that it covers multiple indications/programs and geographic areas. For example, where a category includes three indications, disclosure might indicate that a majority relates to the first of three possible indications. And where a category includes multiple geographic areas, disclosure might indicate the geographic areas and the area that represents the majority of the category.

U.S. Securities and Exchange Commission

September 11, 2019

Response: The Company acknowledges the Staff’s comments and intends to include in the footnotes to the consolidated financial statements in its future filings the following revised disclosure with respect to the Company’s agreements with Sanofi and Takeda:

Note 6. Collaboration Agreements: Sanofi

Page 156, Paragraph 1: “In October 2018, the Company entered into a Collaboration and License Agreement (“Sanofi Collaboration Agreement”) with Genzyme Corporation, a wholly owned subsidiary of Sanofi S.A. (“Sanofi”) pursuant to which certain small molecule CNS and peripheral RIPK1 inhibitors contributed by Sanofi and by Denali will be developed and commercialized. The Sanofi Collaboration Agreement became effective in November 2018 when the HSR requirements were satisfied upon which Sanofi paid the Company an upfront payment of $125.0 million. Under the Sanofi Collaboration Agreement, Denali is eligible to receive milestone payments from Sanofi up to approximately $1.1 billion upon achievement of certain clinical, regulatory and sales milestone events. Such milestone payments include $215.0 million in clinical milestone payments and $385.0 million in regulatory milestone payments for CNS Products, as defined, that are developed and approved in the United States, by the European Medicines Agency and in Japan for three indications, including Alzheimer’s disease. These milestones also include $120.0 million in clinical milestone payments, $175.0 million in regulatory milestone payments and $200.0 million in commercial milestone payments for Peripheral Products, as defined, that are developed and approved in the United States, by the European Medicines Agency and Japan for three indications.”

Note 6. Collaboration Agreements: Takeda

Page 158, Paragraph 6: “In addition, if Takeda exercises its option for all three collaboration programs, Takeda may be obligated to pay Denali up to an aggregate of $407.5 million upon achievement of certain clinical milestone events and up to an aggregate of $300.0 million in regulatory milestone events relating to receipt of regulatory approval in the United States, certain European countries and Japan. Takeda may also be obligated to pay Denali up to $75.0 million per biologic product upon achievement of a certain sales-based milestone, or an aggregate of $225.0 million if one biologic product from each program achieves this milestone.”

* * * * *

U.S. Securities and Exchange Commission

September 11, 2019

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (650) 493-9300 or tjeffries@wsgr.com.

Respectfully submitted,

/s/ Tony Jeffries
Tony Jeffries Wilson Sonsini Goodrich & Rosati, P.C.

cc:     Ryan J. Watts, Denali Therapeutics Inc.

Steve E. Krognes, Denali Therapeutics Inc.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Surita Jolly, Ernst & Young LLP